EXHIBIT 99.1

               PRIVATE AGREEMENT FOR THE SHARING OF RESOURCES AND
                      FORMATION OF JOINTLY OWNED PROPERTY.



By means of this instrument,

TELEMIG CELULAR S/A, with headquarters in the city of Belo Horizonte, State of Minas Gerais, at Rua Levindo Lopes, n(0) 258, Corporate Taxpayer Identification number CNPJ (MF) 02.320.739/0001-06, represented herein pursuant to its by-laws;

AMAZONIA CELULAR S/A, with headquarters in the city of Belem, State of Para, at Travessa Rui Barbosa, 931 - Reduto, Corporate Taxpayer Identification number CNPJ (MF) CNPJ (MF) 02.340.278/0001-33, represented herein pursuant to its by-laws;

TELEMIG CELULAR PARTICIPACOES S/A, with headquarters in the city of Brasilia, Distrito Federal, no SCN, Quadra 03 - Bloco A - Sobreloja, Corporate Taxpayer Identification number CNPJ (MF) CNPJ (MF) 02.558.118/0001-65, represented herein pursuant to its by-laws and

TELE NORTE CELULAR PARTICIPACOES S/A, with headquarters in the city of Brasilia, no Distrito Federal, no SCN, Quadra 03 - Bloco A - Sobreloja, Corporate Taxpayer Identification number CNPJ (MF) CNPJ (MF) 02.558.154/0001-29, represented herein pursuant to its by-laws;

Hereinafter referred to individually as Party and jointly as Parties;

Whereas:

i) The first two Parties are both providers of Mobile Cellular Service (Servico Movel Celular - SMC), and as such provide similar services to their customers, and the two latter Parties are respectively parent companies of the former Parties, with the business of promoting and/or executing, directly or through their subsidiary or affiliated companies, the development and expansion of mobile telephone services;

ii) the Parties are interested in achieving synergistically coordinated objectives, such as the reduction of fixed costs and the creation of better performance conditions toward suppliers and/or customers;

iii) the Parties are interested in sharing human resources (corporate staff), assets and services available in their organizations or in acquiring new ones for the expansion of shared resources of mutual interest;


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iv)   Now therefore the Parties wish to discipline the apportionment among them of the costs and expenses related to the acquisition, use and/or maintenance of related assets and services and other services mentioned herein, as well as the expenses and oncosts related to human resources (corporate staff) to be shared, establishing the actual benefit to be received by each Party.

And resolve to enter into this agreement for the sharing of resources and formation of jointly owned property, hereinafter simply referred to as Sharing Agreement, to be governed by the following terms and conditions:


Clause One - Sharing of Assets and Formation of Jointly Owned Property

1. In the event of mutual interest and with the objective of attaining common goals, such as the reduction of fixed costs and the creation of better performance conditions toward suppliers and users (subscribers/customers), the Parties may establish the sharing of assets, with any Party having the option of carrying out, in its individual behalf, the purchase of assets (equipment and services necessary for construction, establishment, installation, maintenance and other services, hereinafter referred to as related services) intended for joint use. In this case, the other parties shall acquire an ideal fraction of such assets, so as to allow the shared use and apportionment of the respective costs and expenses of purchase and other related services.

     1.1. The disposals referred to above shall be formalized by means of the execution of an Amendment, to be developed pursuant to Model I attached hereto, and each Amendment, after being signed by the Parties shall become an integral and inseparable part of this Sharing Agreement.

2. The disposal of the ideal fractions of the assets referred to herein must comply with the apportionment criterion based on the economic benefit obtained by each Party. Once the jointly owned property is established, with the purchase of the respective ideal fractions by the parties, each party, pro rata to each ideal fraction, shall be liable for the expenses of construction, development, installation, maintenance, etc. of the jointly owned assets.

3. It is hereby established that the measures of interest to the jointly owned property which are not determined herein shall be deliberated or decided by the parties in meetings summoned by any one of the parties, by means of written notice (fax or e-mail) at least seven days in advance. The decisions shall be taken by attributing one vote to each party, weighted according to the ideal fraction of each jointly owned property.

4. The other parties shall have right of first refusal in the purchase of the ideal fraction of the ownership of the property pertaining to any other party which may decide to sell. The right of first refusal shall be exercised by means of the acquisition of the ideal fraction for the price determined in view of the amount of the market value of the assets, taking into account the following:

i)   The price is to be paid within thirty days by the buying parties

ii) The decision to sell the ideal fraction shall be communicated to the other parties by means of written notice (fax or e-mail) already containing the respective commercial proposal, defining the property with regard to which the ideal fraction is to be disposed of, as well as the respective price (market value)

iii) The interested party or parties may accept or propose another price, within at the most ten business days after receiving said notice

iv) The selling party shall have a period of five business days, counting from the receipt of the notice, in which to inform whether it accepts the new price proposed by the interested party or parties

v) If the selling party wishes to have a higher price considered than the proposed price, as it considers it lower than the actual market value, it should thus inform the other parties, and also summon a meeting of the jointly owned property for the appointment of independent experts who shall define the effective market value to be considered.

vi) The parties may exercise their right of first refusal pro rata to their respective ideal fraction. This right may be assigned, as applicable, by one of the parties to another party.


Clause Three - Shared use of Human Resources (Corporate Staff) and Facilities

8. In the event of mutual interest and seeking the attainment of common and synergistically coordinated goals, such as the reduction of fixed costs and the obtention of productivity gains, the parties may establish the shared use of human resources, with any of the parties having the option of engaging, even if in their own behalf, human resources, hereinafter referred to as corporate staff, intended for shared use by the remaining parties.

9. The corporate staff includes both Directors, such as defined in Law No. 6404 dated 15 December 1976, and Employees, i.e. personnel defined as such pursuant to the terms of the labor laws in effect.

10. In view of the shared use of the corporate staff, the parties, to the extent of the benefits obtained, shall bear the following expenses:


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i)   pro labore and other types of remuneration or indirect benefits granted to
     Directors, unrelated to profit sharing;

ii) remuneration of employees, including advances, 13th salary, allowances, severance pay/indemnification, and bonuses

iii) the facilities used by the corporate staff including the expenses related to the use thereof, such as utilities, furniture, etc.

11. The payments related to the monthly apportionment of the expenses related to the shared use of the corporate staff must be made by the twentieth day of each month, and the parties to be paid must provide the corresponding document for collection.

Clause Four - Apportionment of the expenses related to the use of other shared services

12. In the event of mutual interest and seeking the attainment of common goals, such as the reduction of fixed costs and better performance conditions toward suppliers and users (subscribers/customers), the parties may establish the shared use of services, and any party shall have the option of engaging, in its own behalf, any other services intended for shared use by the other parties (related services).

13. The expenses related to the employment of related services for shared use shall be apportioned among the parties, by means of the execution of an Amendment, to be developed pursuant to Model II attached hereto, and each Amendment, after being signed by the Parties, shall become an integral and inseparable part of this Sharing Agreement.

14. The apportionment of the expenses corresponding to the use of the related services for shared use provided herein must be made in conformity with the apportionment criterion, direct or indirect, which is reasonable, justifiable, and capable of reflecting the actual proportion of the true use or potential for generating operational benefits for each party.

Clause Five - General apportionment criteria

15. The apportionment provided herein or in the amendments hereto may be determined, individually or jointly, on the basis of the criterion of benefit obtained by the party, to be defined on a case by case basis in consideration of the following parameters: client base, number of companies, outgoing traffic, incoming traffic, total traffic, number of calls at the Call Center, number of active contacts in collection, number of passive contacts in collection, level of post-paid and pre-paid services (Call Center), number of customers served in enabling (Call Center), number of customers served in retention (Call Center), number of cellular phones distributed, number of enabling of new


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     customers, growth in the customer base, number of customers retained in month, number of bills printed out and sent to customers, number of bills received, number of bill paid in month, number of purchase orders processed in month, number of purchase orders processed in month, number of employees, number of items in inventory at the distribution center, number of loan and hedge agreements weighted by the financed amount, number of financial investments weighted by the invested value, number of economic feasibility studies performed, number of publicity items created, number of new service plans created, or other criteria, direct or indirect, which most fairly reflect the relative apportionment of the shared human resources.

16. The parties agree that from the date of execution hereof forward, without prejudice to subsequent changes, the criteria and respective percentages outlined in Annex III shall be adopted.

Clause Six - Default

17. The party in default on the payment of any of the amounts provided herein or in the amendments hereto shall be subject to daily late charges of 1% of the total amount in arrears, limited to the maximum percentage of 10%, without the requirement of any notice or judicial or extrajudicial summons, as well as delinquent interest determined by the daily income rate of the CDI - Interbank Deposit Certificates, calculated and announced by CETIP in its daily bulletin, available on its web page (http://www.cetip.com.br) and in the magazine "Gazeta Mercantil", National Edition - CDI, of one day, calculated and applied each day, from the maturity date to the date of actual payment.

Clause Seven - Final Provisions

18. This Sharing Agreement in no way affects, transfers or in any other manner modifies or extinguishes any legal relations in effect among the parties or between any of the parties hereto and third parties, including, without limitation, suppliers, service providers and human resources.

i) The enforcement of this Sharing Agreement shall imply in the full compliance by the parties of the rules of confidentiality, security and restricted use applicable with regard to all that has been and may be agreed between any one of the parties and others.

19. This Sharing Agreement shall go into effect on the date of its execution and shall remain in effect among the parties for an indeterminate period of time.

20. This Sharing Agreement may be terminated at any time by any one of the parties upon written notice (fax or e-mail) provided at least sixty days in advance to the other parties. After the due formalization of the termination, the terminating party shall, within fifteen days, express its interest as to maintaining the apportionment of the costs and expenses of acquisition, use


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     and/or maintenance of the equipment (hardware), software and related services, human resources (corporate staff) and other services already performed. Should it not desire to do so, it should immediately discontinue its use of the software and related services, human resources and other shared services, and also inform which equipment/hardware it intends to sell to the other parties, in terms of ideal fraction thereof. Said disposal shall take place in the manner and pursuant to the procedures outlined in item 6 above.

21. The mere disposal of the ideal fraction of the property of any one of the parties to other parties, even if in its totality, does not imply in the termination or extinguishment of said Sharing Agreement, which will remain in effect to the extent feasible.

     This agreement supersedes any other agreement previously entered into by the parties, in particular the agreement signed on 29 December 1999, and also expressly ratifies the acts practiced in compliance herewith.

22. The parties elect the jurisdiction of the domicile of the respondent party for the resolution of any issues arising herefrom, with the express waiver of any other, no matter how privileged.

                       In witness whereof, the parties sign this agreement, with the objective of being bound thereby, including their successors, in four counterparts, for all legal intents and purposes.

                       Belo Horizonte, ____ __________ 2003.



                 -----------------------------------------------
                               TELEMIG CELULAR S/A



                 -----------------------------------------------
                         AMAZONIA CELULAR S/A - MARANHAO



                 -----------------------------------------------
                        TELEMIG CELULAR PARTICIPACOES S/A



                 -----------------------------------------------
                      TELE NORTE CELULAR PARTICIPACOES S/A

                                     ANEXO I

                                    AMENDMENT

                                     MODEL I

PRIVATE AGREEMENT FOR THE SHARING OF RESOURCES AND FORMATION OF JOINTLY OWNED PROPERTY.

//____ Amendment to the PRIVATE AGREEMENT FOR THE SHARING OF RESOURCES AND FORMATION OF JOINTLY OWNED PROPERTY WITH THE CONSEQUENT APPORTIONMENT OF COSTS AND EXPENSES OF ACQUISITION, USE AND/OR MAINTENANCE OF ASSETS AND RELATED SERVICES, HUMAN RESOURCES (CORPORATE STAFF) AND OTHER SERVICES FOR SHARED USE, BY MEANS OF THE PURCHASE AND SALE OF IDEAL FRACTIONS, FORMATION AND CONVETION OF JOINTLY OWNED PROPERTY.

By means of this instrument,

TELEMIG CELULAR S/A, with headquarters in the city of Belo Horizonte, State of Minas Gerais, at Rua Levindo Lopes, n(0) 258, Corporate Taxpayer Identification number CNPJ (MF) 02.320.739/0001-06, represented herein pursuant to its by-laws;

AMAZONIA CELULAR S/A, with headquarters in the city of Belem, State of Para, at Travessa Rui Barbosa, 931 - Reduto, Corporate Taxpayer Identification number CNPJ (MF) CNPJ (MF) 02.340.278/0001-33, represented herein pursuant to its by-laws;

TELEMIG CELULAR PARTICIPACOES S/A, with headquarters in the city of Brasilia, no Distrito Federal, no SCN, Quadra 03 - Bloco A - Sobreloja, Corporate Taxpayer Identification number CNPJ (MF) CNPJ (MF) 02.558.118/0001-65, represented herein pursuant to its by-laws and

TELE NORTE CELULAR PARTICIPACOES S/A, with headquarters in the city of Brasilia, no Distrito Federal, no SCN, Quadra 03 - Bloco A - Sobreloja, Corporate Taxpayer Identification number CNPJ (MF) CNPJ (MF) 02.558.154/0001-29, represented herein pursuant to its by-laws;

Hereinafter referred to individually as Party and jointly as Parties;

Whereas:

i)   The parties , on .... signed an AGREEMENT FOR THE SHARING OF RESOURCES AND
     FORMATION OF JOINTLY OWNED PROPERTY hereinafter referred to as Sharing Agreement, which contains the basic assumptions, conditions and criteria for the sharing of resources among the parties and the respective apportionment of costs and expenses of acquisition, use and/or maintenance of assets and related services, human resources (corporate staff) and other services, all effectively shared by the parties;

ii) The Sharing Agreement expressly states that, in order to allow the shared use of assets, as well as the apportionment of the respective costs of acquisition, construction, development, installation, maintenance, etc. of such assets, a jointly owned property will be formed among the parties, by means of the execution of a specific amendment, considering the characteristics and functionalities of each asset acquired.

Now therefore the parties resolve to sign this amendment, hereinafter referred to as the Amendment, to be governed by the following clauses and conditions.

Clause One - The Asset

1. Party ..., seeking to attain the synergistically coordinated goals, such as the reduction of fixed costs and the creation of better performance conditions toward suppliers and/or customers, has acquired, in its own behalf, the following asset(s) described below.

2. The asset(s) described above is/are intended for shared use by the other parties to the Sharing Agreement, and therefore the respective costs and expenses of acquisition, construction, development, installation, maintenance, etc shall be apportioned, thus making it advisable for the parties to form a jointly owned property with regard to the asset(s) described above, in order to optimize its/their shared use.


Clause Two - purchase and sale of ideal fractions and formation of jointly owned property

3. Considering the existence of mutual interest and aiming at the attainment of common, synergistically coordinated goals, such as the reduction of fixed costs and the creation of better performance conditions toward suppliers and respective users (subscribers and/or customers), the party decides to sell to the other parties, who in turn resolve to purchase, in the proportion expressly shown in the Table below, the ideal fractions related to the equipment described above.

--------------------------------------------------------------------------------
               PARTY                               IDEAL FRACTION
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


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4.   The amounts related to the ideal fractions hereby sold shall be paid by the respective purchasing parties, after the receipt of the collection document issued by the selling party, pursuant to the following conditions (outline here the agreed commercial conditions, such as term, form of payment, etc.)

5. In view of the sale and purchase of the ideal fractions hereunder, subject to the resolutory condition of the lack of payment of the amount provided above, with regard to said assets, a jointly owned property is formed among the parties, to be governed by the provisions of the Sharing Agreement.

Clause Three - Related services

6. Considering the existence of the jointly owned property among the parties, the respective costs and expenses of construction, development, installation, maintenance, etc. of the jointly owned assets shall be apportioned among the parties, even though acquired individually by any of the other parties, in the same proportion as the ideal fractions owned by each party.

Clause Four - Criterion for apportionment

7. The ideal fractions hereby sold to the other parties were calculated on the bases of the following criterion of determination of the actual use or potential for generating operational benefits on the behalf of each party (define here the criterion used - depending on the nature and application of the equipment, it can be the number of users in the base of each carrier in view of the total number of users of all carriers, the overhead, the net revenue, etc..)

                       In witness whereof, the parties sign this agreement, with the objective of being bound thereby, including their successors, in four counterparts, for all legal intents and purposes.

                               Belo Horizonte, ...



                 -----------------------------------------------
                               TELEMIG CELULAR S/A



                 -----------------------------------------------
                         AMAZONIA CELULAR S/A - MARANHAO



                 -----------------------------------------------
                        TELEMIG CELULAR PARTICIPACOES S/A



                 -----------------------------------------------

                      TELE NORTE CELULAR PARTICIPACOES S/A

                                    ANEXO II

                                  TERMO ADITIVO

                                    MODELO II

Amendment to the PRIVATE AGREEMENT FOR THE SHARING OF RESOURCES AND FORMATION OF JOINTLY OWNED PROPERTY.

By means of this instrument,

TELEMIG CELULAR S/A, with headquarters in the city of Belo Horizonte, State of Minas Gerais, at Rua Levindo Lopes, n(0) 258, Corporate Taxpayer Identification number CNPJ (MF) 02.320.739/0001-06, represented herein pursuant to its by-laws;

AMAZONIA CELULAR S/A, with headquarters in the city of Belem, State of Para, at Travessa Rui Barbosa, 931 - Reduto, Corporate Taxpayer Identification number CNPJ (MF) CNPJ (MF) 02.340.278/0001-33, represented herein pursuant to its by-laws;

TELEMIG CELULAR PARTICIPACOES S/A, with headquarters in the city of Brasilia, no Distrito Federal, no SCN, Quadra 03 - Bloco A - Sobreloja, Corporate Taxpayer Identification number CNPJ (MF) CNPJ (MF) 02.558.118/0001-65, represented herein pursuant to its by-laws and

TELE NORTE CELULAR PARTICIPACOES S/A, with headquarters in the city of Brasilia, no Distrito Federal, no SCN, Quadra 03 - Bloco A - Sobreloja, Corporate Taxpayer Identification number CNPJ (MF) CNPJ (MF) 02.558.154/0001-29, represented herein pursuant to its by-laws;

Hereinafter referred to individually as Party and jointly as Parties;

Whereas:

i)   The parties , on .... signed an AGREEMENT FOR THE SHARING OF RESOURCES AND
     FORMATION OF JOINTLY OWNED PROPERTY hereinafter referred to as Sharing Agreement, which contains the basic assumptions, conditions and criteria for the sharing of resources among the parties and the respective apportionment of costs and expenses of acquisition, use and/or maintenance of assets and related services, human resources (corporate staff) and other services, all effectively shared by the parties.

ii) The Sharing Agreement expressly determines that, in view of the possibility of employment by any party of other services intended for shared use by the other parties, the respective expenses related to said use shall be apportioned among the parties by means of a specific amendment, in view of the characteristics and functionalities of each software and /or employed service.


Now therefore the parties resolve to sign this Amendment hereinafter referred to as the Amendment, to be governed by the following terms and conditions:

Clause One - Shared Services

8. Party ..., seeking to attain the synergistically coordinated goals, such as the reduction of fixed costs and the creation of better performance conditions toward suppliers and/or customers, has acquired, in its own behalf, the following services described below: __________________________.

9. The services described above are intended for the shared use by the other parties to the Sharing Agreement, and therefore the respective expenses of use shall be apportioned.


Clause Two - Criterion for apportionment

10. The respective expenses for the use of the services shall be apportioned among the parties on the basis of the following criterion for calculation of the actual use or potential for generating operational benefits in behalf of each party (define here the criterion applied)

11. The apportioned amounts shall be paid by the respective parties after the receipt of the collection documents issued by the selling party, pursuant to the following conditions (define here the agreed commercial conditions, such as term, form of payment, etc.)

                       In witness whereof, the parties sign this agreement, with the objective of being bound thereby, including their successors, in four counterparts, for all legal intents and purposes.

                               Belo Horizonte, ...



                 -----------------------------------------------
                               TELEMIG CELULAR S/A



                 -----------------------------------------------

                         AMAZONIA CELULAR S/A - MARANHAO



                 -----------------------------------------------
                        TELEMIG CELULAR PARTICIPACOES S/A



                 -----------------------------------------------
                      TELE NORTE CELULAR PARTICIPACOES S/A

                                    ANNEX III

                                 STARTING POINT

--------------------------------------------------------------------------------
CORPORATE APPORTIONMENT BETWEEN TELEMIG
CELULAR S/A AND AMAZONIA CELULAR S/A - MARANHAO
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                   Apportionment criteria       % apportionment
-----------------------------------                            -----------------
                                                               Telemig  Amazonia
--------------------------------------------------------------------------------
Financial                                                       63.4%     36.6%
--------------------------------------------------------------------------------
   Financial management            Number of companies          50.0%     50.0%
--------------------------------------------------------------------------------
   Accounts payable                Subscriber base              66.5%     33.5%
--------------------------------------------------------------------------------
   Comptroller                     Number of companies/
                                   business unit                54.0%     46.0%
--------------------------------------------------------------------------------
   Guaranteed revenue              Subscriber base              66.5%     33.5%
--------------------------------------------------------------------------------
   Financial planning              Subscriber base              66.5%     33.5%
--------------------------------------------------------------------------------
   Procurement management          Subscriber base              66.5%     33.5%
--------------------------------------------------------------------------------
   Logistics management            Gross sales                  64.7%     35.3%
--------------------------------------------------------------------------------
   Continuous improvement
   management                      Subscriber base              66.5%     33.5%
--------------------------------------------------------------------------------
   Strategic matrix management     Subscriber base              66.5%     33.5%
--------------------------------------------------------------------------------
   Logistics office                Subscriber base              66.5%     33.5%
--------------------------------------------------------------------------------
   Treasury                        Subscriber base              66.5%     33.5%
--------------------------------------------------------------------------------
   RI                              Number of companies          50.0%     50.0%
--------------------------------------------------------------------------------
   Audit management                Subscriber base              66.5%     33.5%
--------------------------------------------------------------------------------
Call Center                        Subscriber base              66.5%     33.5%
--------------------------------------------------------------------------------
Sales support                      Subscriber base              66.5%     33.5%
--------------------------------------------------------------------------------
HR                                 Total number of employees    68.0%     32.0%
--------------------------------------------------------------------------------
Presidency                         Number of companies          50.0%     50.0%
--------------------------------------------------------------------------------
Superintendency                    Number of companies          50.0%     50.0%
--------------------------------------------------------------------------------
IT                                 Subscriber base              66.5%     33.5%
--------------------------------------------------------------------------------
Network engineering                Total traffic                67.4%     32.6%
--------------------------------------------------------------------------------
Planning engineering               Total traffic                67.4%     32.6%
--------------------------------------------------------------------------------
Marketing                          Corporate Subscriber base    66.5%     33.5%
--------------------------------------------------------------------------------
Corporate                          Subscriber base              76.7%     23.3%
--------------------------------------------------------------------------------
Regulatory                         Subscriber base              66.5%     33.5%
--------------------------------------------------------------------------------
Legal                              Number of companies          50.0%     50.0%
--------------------------------------------------------------------------------
Holding                            Number of companies          50.0%     50.0%
--------------------------------------------------------------------------------